UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2011
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐          No ☑

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2011

ITEM 1	— FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U. S. dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	$	$	$	$

REVENUES	484,922	552,229	972,946	1,125,104

OPERATING EXPENSES
Voyage expenses	51,889	66,367	97,015	138,917
Vessel operating expenses (note 15)	174,717	150,792	336,294	305,327
Time-charter hire expense	53,414	75,388	116,445	154,639
Depreciation and amortization	105,236	111,234	210,274	219,464
General and administrative (notes 9 and 15)	51,273	50,256	121,491	98,347
Loss on sale of vessels and equipment — net of write-downs of vessels and equipment (note 7)	5,812	22	9,405	782
Restructuring charges (note 12)	458	4,195	5,419	7,978

Total operating expenses	442,799	458,254	896,343	925,454

Income from vessel operations	42,123	93,975	76,603	199,650

OTHER ITEMS
Interest expense	(33,516)	(33,926)	(66,310)	(66,078)
Interest income	2,457	2,209	4,922	6,483
Realized and unrealized loss on non-designated derivative instruments (note 15)	(102,140)	(219,225)	(78,883)	(307,072)
Equity (loss) income from joint ventures	(6,053)	(21,827)	341	(24,493)
Foreign exchange (loss) gain (notes 8 and 15)	(7,157)	27,488	(27,497)	56,514
Loss on notes repurchase (note 8)	—	(537)	—	(12,645)
Other income (note 13)	958	1,277	1,052	3,699

Net loss before income taxes	(103,328)	(150,566)	(89,772)	(143,942)
Income tax (expense) recovery (note 16)	(2,022)	5,147	(2,833)	12,454

Net loss	(105,350)	(145,419)	(92,605)	(131,488)
Less: Net loss (income) attributable to non-controlling interests	8,898	(7,729)	(33,504)	(35,662)

Net loss attributable to stockholders of Teekay Corporation	(96,452)	(153,148)	(126,109)	(167,150)

Per common share of Teekay Corporation (note 17)
• Basic loss attributable to stockholders of Teekay Corporation	(1.36)	(2.10)	(1.77)	(2.29)
• Diluted loss attributable to stockholders of Teekay Corporation	(1.36)	(2.10)	(1.77)	(2.29)
• Cash dividends declared	0.3163	0.3163	0.6325	0.6325
Weighted average number of common shares outstanding (note 17)
• Basic	70,935,484	72,961,471	71,438,446	72,875,508
• Diluted	70,935,484	72,961,471	71,438,446	72,875,508
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share amounts)

	As at	As at
	June 30,	December 31,
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	497,549	779,748
Restricted cash	94,626	86,559
Accounts receivable, including non-trade of $22,558 (2010 — $35,960)	267,112	244,879
Net investment in direct financing leases (note 5)	25,445	26,791
Prepaid expenses	119,366	94,282
Current portion of derivative assets (note 15)	40,281	27,215
Other assets	6,367	2,616
Assets held for sale	8,300	—

Total current assets	1,059,046	1,262,090

Restricted cash — non-current	493,970	489,712

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,160,465 (2010 — $1,997,411)	5,715,875	5,692,812
Vessels under capital leases, at cost, less accumulated amortization of $189,089 (2010 — $172,113)	869,543	880,576
Advances on newbuilding contracts (note 10a)	345,445	197,987

Total vessels and equipment	6,930,863	6,771,375

Net investment in direct financing leases — non-current (note 5)	448,248	460,725
Marketable securities	20,302	21,380
Loans to joint ventures and joint venture partners, bearing interest between 4.4% to 8.0%	32,971	32,750
Derivative assets (note 15)	64,332	55,983
Deferred income tax asset (note 16)	14,920	17,001
Investment in joint ventures (note 10b)	217,584	207,633
Investment in term loans (note 4)	186,418	116,014
Other non-current assets	103,851	117,351
Intangible assets — net	146,471	155,893
Goodwill	203,191	203,191

Total assets	9,922,167	9,911,098

LIABILITIES AND EQUITY
Current
Accounts payable	53,620	44,990
Accrued liabilities	367,247	377,119
Current portion of derivative liabilities (note 15)	128,195	144,111
Current portion of long-term debt (note 8)	541,969	276,508
Current obligation under capital leases	271,940	267,382
Current portion of in-process revenue contracts	42,360	43,469
Loans from joint venture partners	14,500	59

Total current liabilities	1,419,831	1,153,638

Long-term debt, including amounts due to joint venture partners of $13,384 (2010 - $13,282) (note 8)	4,013,025	4,155,556
Long-term obligation under capital leases	471,072	470,752
Derivative liabilities (note 15)	334,704	387,124
Asset retirement obligation	24,591	23,018
In-process revenue contracts	132,012	152,637
Other long-term liabilities	191,391	194,640

Total liabilities	6,586,626	6,537,365

Commitments and contingencies (notes 5, 10 and 15)

Redeemable non-controlling interest (note 10d)	39,604	41,725

Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 69,994,770 shares outstanding (2010 - 72,012,843); 74,229,217 shares issued (2010 - 73,749,793)) (note 9)	670,242	672,684
Retained earnings	1,028,684	1,313,934
Non-controlling interest	1,602,411	1,353,561
Accumulated other comprehensive loss (note 14)	(5,400)	(8,171)

Total equity	3,295,937	3,332,008

Total liabilities and equity	9,922,167	9,911,098

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2011	2010
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net loss	(92,605)	(131,488)
Non-cash items:
Depreciation and amortization	210,274	219,464
Amortization of in-process revenue contracts	(21,734)	(24,824)
Loss on sale of vessels and equipment	311	261
Write-down of vessels and equipment	9,094	521
Loss on repurchase of notes	—	12,645
Equity (income) loss	(341)	24,493
Income tax expense (recovery)	2,833	(12,454)
Share-based compensation	13,974	8,110
Unrealized foreign exchange loss (gain)	37,023	(57,465)
Unrealized (gain) loss on derivative instruments	(74,928)	227,402
Other	(7,069)	3,704
Change in operating assets and liabilities	(47,461)	(25,983)
Expenditures for drydocking	(22,172)	(24,072)

Net operating cash flow	7,199	220,314

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 8)	548,573	845,106
Debt issuance costs	(1,320)	(12,538)
Scheduled repayments of long-term debt	(123,450)	(107,077)
Prepayments of long-term debt	(341,783)	(741,898)
Repayments of capital lease obligations	(2,282)	(1,759)
Proceeds from loans from joint venture partner	14,500	591
Repayment of loans from joint venture partner	(59)	(1,264)
Increase in restricted cash	(4,353)	(1,769)
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 6)	158,326	—
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 6)	—	94,491
Net proceeds from issuance of Teekay Tankers Ltd. shares (note 6)	107,234	103,036
Issuance of Common Stock upon exercise of stock options	5,171	2,437
Repurchase of Common Stock (note 9)	(83,660)	—
Distribution from subsidiaries to non-controlling interests	(101,284)	(73,736)
Cash dividends paid	(46,472)	(46,058)

Net financing cash flow	129,141	59,562

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(358,607)	(92,428)
Proceeds from sale of vessels and equipment	5,055	27,591
Investment in term loan (note 4)	(70,404)	—
Investment in joint ventures	(6,544)	(306)
Advances to joint ventures and joint venture partners	(1,881)	(4,868)
Investment in direct financing lease assets	—	(4,199)
Direct financing lease payments received	13,823	13,819
Other investing activities	19	(528)

Net investing cash flow	(418,539)	(60,919)

(Decrease) increase in cash and cash equivalents	(282,199)	218,957
Cash and cash equivalents, beginning of the period	779,748	422,510

Cash and cash equivalents, end of the period	497,549	641,467

Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands	Common		Accumulated
	of Shares	Stock and		Other
	of Common	Additional		Comprehensive	Non-
	Stock	Paid-in	Retained	Income	controlling
	Outstanding	Capital	Earnings	(Loss)	Interest	Total
	#	$	$	$	$	$
Balance as at December 31, 2010	72,013	672,684	1,313,934	(8,171)	1,353,561	3,332,008

Net (loss) income			(126,109)		30,983	(95,126)
Other comprehensive income (loss):
Unrealized loss on marketable securities				(1,078)		(1,078)
Pension adjustments, net of taxes				192		192
Unrealized loss on qualifying cash flow hedging instruments (note 15)				5,989	2,105	8,094
Realized loss on qualifying cash flow hedging instruments (note 15)				(2,332)	(797)	(3,129)

Comprehensive income (loss)					32,291	(91,047)

Dividends declared			(46,475)		(101,284)	(147,759)
Reinvested dividends	1	3				3
Exercise of stock options	479	5,171				5,171
Repurchase of Common Stock (note 9)	(2,498)	(21,590)	(62,070)			(83,660)
Employee stock option compensation (note 9)		13,974				13,974
Dilution gains on public offerings of Teekay Tankers and Teekay LNG (note 6)			44,247			44,247
Sale of 49% interest of OPCO to Teekay Offshore (note 6)			(94,843)		94,843	—
Increase to non-controlling interest from share and unit issuances of subsidiaries and other					223,000	223,000

Balance as at June 30, 2011	69,995	670,242	1,028,684	(5,400)	1,602,411	3,295,937

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	$	$	$	$

Net loss	(105,350)	(145,419)	(92,605)	(131,488)

Other comprehensive income (loss):
Unrealized loss on marketable securities	(2,546)	(3,296)	(1,078)	(5,073)
Pension adjustments, net of taxes	—	64	192	413
Unrealized gain (loss) on qualifying cash flow hedging instruments	2,596	(16,002)	8,094	(19,942)
Realized (gain) loss on qualifying cash flow hedging instruments	(2,144)	884	(3,129)	1,897

Other comprehensive income (loss)	(2,094)	(18,350)	4,079	(22,705)

Comprehensive loss	(107,444)	(163,769)	(88,526)	(154,193)
Less: Comprehensive loss (income) attributable to non-controlling interests	8,719	(5,446)	(34,811)	(32,922)

Comprehensive loss attributable to stockholders of Teekay Corporation	(98,725)	(169,215)	(123,337)	(187,115)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
1. Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2010, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and six months ended June 30, 2011, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given the current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, relating to the reclassification of revenues of $7.3 million and $15.6 million for the three and six months ended June 30, 2010, respectively, from time-charter hire expense to revenues in the consolidated statements of income (loss).
2. Adoption of New Accounting Policies
In January 2011, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.
3. Segment Reporting
The following tables present results for the Company’s four segments for the three and six months ended June 30, 2011 and 2010.

	Shuttle
	Tanker and		Liquefied	Conventional
	FSO	FPSO	Gas	Tanker
Three Months ended June 30, 2011	Segment	Segment	Segment	Segment	Total

Revenues	148,647	102,658	68,002	165,615	484,922
Voyage expenses	26,351	—	3,778	21,760	51,889
Vessel operating expenses	50,558	61,509	13,145	49,505	174,717
Time-charter hire expense	18,751	—	—	34,663	53,414
Depreciation and amortization	32,125	23,215	16,196	33,700	105,236
General and administrative (2)	12,982	13,494	4,133	20,664	51,273
Loss on sale of vessels and equipment, net of write-downs of vessels and equipment	—	—	—	5,812	5,812
Restructuring charges	117	—	42	299	458

Income (loss) from vessel operations	7,763	4,440	30,708	(788)	42,123

Segment assets	1,918,171	1,321,619	2,894,240	2,807,620	8,941,650

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)

	Shuttle
	Tanker and		Liquefied	Conventional
	FSO	FPSO	Gas	Tanker
Three Months ended June 30, 2010	Segment	Segment	Segment	Segment	Total

Revenues (1)	167,502	124,223	60,797	199,707	552,229
Voyage expenses	35,761	—	122	30,484	66,367
Vessel operating expenses	41,494	50,433	11,356	47,509	150,792
Time charter hire expense	23,433	—	—	51,955	75,388
Depreciation and amortization	33,456	23,754	15,885	38,139	111,234
General and administrative (2)	14,145	4,521	5,558	26,032	50,256
(Gain) loss on sale of vessels and equipment, net of write-downs vessels and equipment	(736)	—	—	758	22
Restructuring charges	349	—	195	3,651	4,195

Income from vessel operations	19,600	45,515	27,681	1,179	93,975

Segment assets	1,709,084	1,177,321	2,860,598	2,797,403	8,544,406

	Shuttle
	Tanker and		Liquefied	Conventional
	FSO	FPSO	Gas	Tanker
Six Months ended June 30, 2011	Segment	Segment	Segment	Segment	Total

Revenues	299,859	207,276	132,635	333,176	972,946
Voyage expenses	45,680	—	3,827	47,508	97,015
Vessel operating expenses	101,392	117,011	24,222	93,669	336,294
Time-charter hire expense	38,378	—	—	78,067	116,445
Depreciation and amortization	62,744	46,946	31,052	69,532	210,274
General and administrative (2)	31,288	28,217	10,738	51,248	121,491
Loss on sale of vessels and equipment, net of write-downs of vessels and equipment	171	—	—	9,234	9,405
Restructuring charges	4,037	—	171	1,211	5,419

Income (loss) from vessel operations	16,169	15,102	62,625	(17,293)	76,603

	Shuttle
	Tanker and		Liquefied	Conventional
	FSO	FPSO	Gas	Tanker
Six Months ended June 30, 2010	Segment	Segment	Segment	Segment	Total

Revenues (1)	323,450	256,221	123,331	422,102	1,125,104
Voyage expenses	65,064	—	95	73,758	138,917
Vessel operating expenses	84,815	98,398	22,726	99,388	305,327
Time charter hire expense	48,471	—	—	106,168	154,639
Depreciation and amortization	64,014	47,502	31,412	76,536	219,464
General and administrative (2)	26,290	13,347	10,329	48,381	98,347
(Gain) loss on sale of vessels and equipment, net of write-downs vessels and equipment	(736)	—	—	1,518	782
Restructuring charges	674	—	314	6,990	7,978

Income from vessel operations	34,858	96,974	58,455	9,363	199,650

(1)
FPSO segment includes $29.2 million and $59.2 million in non-recurring revenue for the three and six months ended June 30, 2010, respectively, related to operations in previous years as a result of executing a contract amendment in March 2010.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	June 30,	December 31,
	2011	2010
	$	$
Total assets of all segments	8,941,650	8,673,337
Cash	497,549	779,748
Accounts receivable and other assets	482,968	458,013

Consolidated total assets	9,922,167	9,911,098

4. Investment in Term Loans
In February 2011, Teekay loaned $70 million to an unrelated ship-owner of a 2011-built Very Large Crude Carrier (or VLCC). The loan bears interest at 9% per annum and is payable quarterly. The loan is repayable in full in February 2014. However, it may be repaid prior to maturity at the option of the borrower. The loan is collateralized by a first priority mortgage on a 2011-built VLCC, together with other related collateral.
5. Vessel Charters
In addition to the Company’s minimum charter hire payments to be paid and received under the Head Leases and Subleases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, the additional minimum estimated charter hire payments in the next five fiscal years, as at June 30, 2011, for the Company’s vessels chartered-in and vessels chartered-out were as follows:

	Remainder
	of 2011	2012	2013	2014	2015
	(in millions of U.S. dollars)

Charters-in — operating leases	89.5	111.0	66.6	23.0	16.0
Charters-in — capital leases (1)	154.4	79.2	96.8	52.1	24.0

	243.9	190.2	163.4	75.1	40.0

Charters-out — operating leases (2)	596.0	955.2	772.0	869.2	888.2
Charters-out — direct financing leases	34.3	62.4	49.5	48.1	47.1

	630.3	1,017.6	821.5	917.3	935.3

(1)
As at June 30, 2011 and December 31, 2010, the Company had $571.1 million and $559.8 million, respectively, of restricted cash, which including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans, which totaled $14.4 million and $12.3 million as at June 30, 2011 and December 31, 2010, respectively.

(2)
The minimum scheduled future charter hire payments for vessels chartered out should not be construed to reflect total charter hire revenues for any of the periods. In addition, minimum scheduled future revenues have been reduced by estimated offhire time for period maintenance. The amounts may vary given unscheduled future events such as the timing of vessel maintenance.

6. Financing Transactions
In February 2011, Teekay’s subsidiary, Teekay Tankers Ltd. (or Teekay Tankers) completed a public offering of 9.9 million shares of its Class A Common Stock (including 1.3 million shares issued upon the exercise of the underwriters’ overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. As a result, Teekay’s ownership of Teekay Tankers was reduced to 26.0%. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Teekay Tankers’ Class A and Class B common stock and continues to consolidate this subsidiary. As a result of the offering, the Company recorded an increase to retained earnings of $5.7 million, which represents the Company’s dilution gain from the issuance of shares in Teekay Tankers during the six months ended June 30, 2011.
In March 2011, Teekay sold its remaining 49% interest in Teekay Offshore Operating L.P. (or OPCO) to Teekay’s subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore), for a total purchase price of $386.3 million comprised of $175 million in cash (less $15 million in distributions made by OPCO to Teekay between December 31, 2010 and the date of acquisition) and 7.6 million newly issued Teekay Offshore common units. The sale increased Teekay Offshore’s ownership in OPCO from 51% to 100%. Teekay’s ownership in Teekay Offshore increased to 36.9% (including the Company’s 2% general partner interest). Consequently, the Company recognized a decrease to retained earnings and an increase in non-controlling interest of $94.8 million as the Company accounts for changes in its ownership interest in controlled subsidiaries as equity transactions.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
In April 2011, Teekay’s subsidiary, Teekay LNG Partners L.P. (or Teekay LNG) completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriters’ overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. As a result, Teekay’s ownership of Teekay LNG was reduced to 43.6% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay LNG by virtue of its control of the general partner and continues to consolidate the subsidiary. As a result of the offering, the Company recorded an increase to retained earnings of $38.6 million, which represents the Company’s dilution gain from the issuance of shares in Teekay LNG during the six months ended June 30, 2011.
7. Vessel Sale and Write-down
a) Vessel Sale
In March 2011, the Company sold a 1988-built floating storage and offtake (or FSO) unit. The FSO unit was part of the Company’s shuttle tanker and FSO segment. The Company realized a loss of $0.2 million from the sale of the FSO unit.
b) Vessel Write-down
The Company’s consolidated statements of loss for the three and six months ended June 30, 2011, include a $5.6 million and $9.1 million write-down, respectively, for impairment of a 1993-built Aframax tanker to its estimated fair value of $8.3 million, as the vessel carrying value exceeded the estimated fair value. In the three months ended June 30, 2011, the above vessel was reclassified to assets held for sale. The fair value of the tanker was based on its estimated sales price. The write-down is included within the Company’s conventional tanker segment.
8. Long-Term Debt

	June 30, 2011	December 31, 2010
	$	$
Revolving Credit Facilities	1,776,029	1,697,237
Senior Notes (8.875%) due July 15, 2011	16,201	16,201
Senior Notes (8.5%) due January 15, 2020	446,689	446,559
Norwegian Kroner-denominated Bonds due November 2013	111,373	103,061
U.S. Dollar-denominated Term Loans due through 2021	1,793,758	1,782,423
Euro-denominated Term Loans due through 2023	397,560	373,301
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,384	13,282

Total	4,554,994	4,432,064
Less current portion	541,969	276,508

Long-term portion	4,013,025	4,155,556

As of June 30, 2011, the Company had 15 long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $3.2 billion, of which $1.4 billion was undrawn. Interest payments are based on LIBOR plus margins; at June 30, 2011 and December 31, 2010, the margins ranged between 0.45% and 3.25%. At June 30, 2011 and December 31, 2010, the three-month LIBOR was 0.25% and 0.30%, respectively. The total amount available under the Revolvers reduces by $135.1 million (remainder of 2011), $353.2 million (2012), $760.2 million (2013), $791.8 million (2014), $226.4 million (2015) and $930.4 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 64 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
In January 2010, the Company completed a public offering of senior unsecured notes due January 15, 2020 (or the 8.5% Notes) with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the senior unsecured notes. The 8.5% Notes and the 8.875% senior unsecured notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes and 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries. In 2010, the Company repurchased a principal amount of $160.5 million of the 8.875% Notes, using a portion of the proceeds from the 8.5% Notes offering, and recognized a loss on repurchase of $12.6 million. Subsequent to June 30, 2011, the balance of the remaining 8.875% Senior Notes were repaid when due.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest) discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. In addition, at any time or from time to time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.5% of the principal amount of the 8.5% Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, provided certain conditions are met. No such redemptions have been made as at June 30, 2011.
In November 2010, Teekay Offshore issued NOK 600 million of senior unsecured bonds that mature in November 2013 in the Norwegian bond market. Teekay Offshore capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized over the term of the senior unsecured bonds. The bonds are listed on the Oslo Stock Exchange. Interest payments on the senior unsecured bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore has entered into a cross currency swap arrangement to swap the interest payments from NIBOR into LIBOR and principal from Norwegian Kroner to U.S. dollars. The LIBOR rate receivable from the interest rate swap is capped at 3.5% (see Note 15).
As of June 30, 2011, the Company had 14 U.S. Dollar-denominated term loans outstanding, which totaled $1.8 billion (December 31, 2010 — $1.8 billion). Certain of the term loans with a total outstanding principal balance of $395.0 million as at June 30, 2011 (December 31, 2010 — $417.4 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2010 — 5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At June 30, 2011 and December 31, 2010, the margins ranged between 0.3% and 3.25%. At June 30, 2011 and December 31, 2010, the three-month LIBOR was 0.25% and 0.30%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 13 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 27 (December 31, 2010 — 28) of the Company’s vessels, together with certain other security. In addition, at June 30, 2011, all but $102.2 million (December 31, 2010 — $122.5 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
The Company has two Euro-denominated term loans outstanding, which, as at June 30, 2011, totaled 274.1 million Euros ($397.6 million) (December 31, 2010 — 278.9 million Euros ($373.3 million)). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At June 30, 2011 and December 31, 2010, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR at June 30, 2011, was 1.33% (December 31, 2010 — 0.78%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due in part to this revaluation which is unrealized, the Company recognized a foreign exchange loss of $7.2 million (2010 — $27.5 million gain) and $27.5 million (2010 — $56.5 million gain) during the three and six months ended June 30, 2011 respectively.
The Company has two U.S. Dollar-denominated loans outstanding owing to two joint venture partners, which, as at June 30, 2011, totaled $13.4 million (2010 — one loan totaling $13.8 million), including accrued interest. Interest payments on the loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.
The weighted-average effective interest rate on the Company’s long-term aggregate debt as at June 30, 2011 was 2.3% (December 31, 2010 — 2.3%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained and as at June 30, 2011 and December 31, 2010, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity of at least 7.5% of total debt. As at June 30, 2011, this amount was $251.5 million (December 31, 2010 — $236.5 million).
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2011, are $170.5 million (remainder of 2011), $533.2 million (2012), $532.2 million (2013), $920.9 million (2014), $258.5 million (2015) and $2.1 billion (thereafter).
As at June 30, 2011, the Company was in compliance with all covenants in the credit facilities and long-term debt.
9. Capital Stock
The authorized capital stock of Teekay at June 30, 2011 and December 31, 2010, was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. During the six months ended June 30, 2011, the Company issued 0.5 million shares of Common Stock upon the exercise of stock options, and repurchased 2.5 million shares. As at June 30, 2011, Teekay had 74,229,217 shares of Common Stock issued (December 31, 2010 — 73,749,793) and no shares of Preferred Stock issued. As at June 30, 2011, Teekay had 69,994,770 shares of Common Stock outstanding (December 31, 2010 — 72,012,843).
During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at June 30, 2011, Teekay had repurchased approximately 3.7 million shares of Common Stock for $123.8 million pursuant to such authorization. The total remaining shares authorized for repurchase at June 30, 2011, was $76.2 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
During March 2011, the Company granted 91,431 stock options with an exercise price of $34.93 per share, 358,180 restricted stock units with a fair value of $12.5 million, 73,349 performance shares with a fair value of $3.7 million and 29,663 shares of restricted stock with a fair value of $1.0 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance shares are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to three times the original number granted, based on certain performance and market conditions.
The weighted-average grant-date fair value of stock options granted during March 2011 was $11.27 per option. The fair value of each stock option granted was estimated on grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 53.6%; expected life of four years; dividend yield of 3.8%; risk-free interest rate of 2.1%; and estimated forfeiture rate of 11%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.
In March 2011, the Company incurred a one-time $11.0 million increase to the pension plan benefits of Bjorn Moller, who retired from his position as the Company’s President and Chief Executive Officer on April 1, 2011. The additional pension benefit was in recognition of Mr. Moller’s service to the Company. In addition, the Company recognized a compensation expense of approximately $4.7 million which relates to the portion of Mr. Moller’s outstanding stock-based compensation grants that had not yet vested on the date of his retirement. The total compensation expense related to Mr. Moller’s retirement of $15.7 million was recorded in general and administrative expense in the consolidated statements of loss for the six months ended June 30, 2011.
10. Commitments and Contingencies
a) Vessels Under Construction
As at June 30, 2011, the Company was committed to the construction of two liquefied petroleum gas (or LPG) carriers, five shuttle tankers, one floating, production, storage and offloading (or FPSO) unit and the conversion of an existing Aframax tanker to an FPSO unit for the Tiro and Sidon fields for a total cost of approximately $1.9 billion, excluding capitalized interest. One shuttle tanker delivered in July 2011 and the other four shuttle tankers are scheduled for delivery in 2013. The two LPG carriers committed to construction are scheduled for delivery in 2011 and the FPSO units are scheduled to be delivered in 2012 and 2014, respectively. As at June 30, 2011, payments made towards these commitments totaled $337.9 million (excluding $29.5 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $123.3 million of the unpaid cost of these vessels. As at June 30, 2011, the remaining payments required to be made under these newbuilding contracts were $440.8 million (remainder of 2011), $458.4 million (2012), $360.4 million (2013), and $313.1 million (2014).
b) Joint Ventures
The Company has a 33% interest in a joint venture that will charter four newbuilding 160,400-cubic meter liquefied natural gas (or LNG) carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The other members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the Company’s 33% portion is $299.0 million), excluding capitalized interest. As at June 30, 2011, payments made towards these commitments by the joint venture company totaled $362.4 million (of which the Company’s 33% contribution was $119.6 million), excluding capitalized interest and other miscellaneous construction costs. As at June 30, 2011, the remaining payments required to be made under these contracts were $407.7 million (remainder of 2011) and $135.9 million (2012), of which the Company’s share is 33% of these amounts. In accordance with existing agreements, the Company is required to offer to its subsidiary Teekay LNG its 33% interest in these vessels and related charter contracts, no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. In February 2011, the Company offered to Teekay LNG its 33% ownership interest in these vessels and related charter contracts. The transaction was approved in March 2011 by the Board of Directors of Teekay LNG’s general partner and by its Conflicts Committee. The Company has also provided certain guarantees in relation to the performance of the joint venture company. The fair value of the guarantees were a liability of $1.8 million as at June 30, 2011 and December 31, 2010 and are included as part of other long-term liabilities in the Company’s consolidated balance sheets.
In September 2010, Teekay Tankers entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) to have a VLCC newbuilding constructed, managed and chartered to third parties. Teekay Tankers has a 50% economic interest in the Joint Venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to deliver during the second quarter of 2013. As at June 30, 2011, the remaining payments required to be made under this newbuilding contract, including Wah Kwong’s 50% share, were $39.2 million (2012) and $39.2 million (2013). As of June 30, 2011, the Joint Venture did not have any financing arrangements for these expenditures. Teekay Tankers and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. As of June 30, 2011, Teekay Tankers had advanced $9.8 million to the Joint Venture and the amount is recorded in loans to joint ventures and joint venture partners in the consolidated balance sheet. A third party has agreed to time-charter the vessel following its delivery for a term of five years at a daily rate and has also agreed to pay the Joint Venture 50% of any additional amounts if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
c) Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
d) Redeemable Non-Controlling Interest
During February 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at June 30, 2011.
e) Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
11. Financial Instruments
a) Fair Value Measurements
For a description of how the Company estimates fair value, refer to Note 11 to the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. The estimated fair value of the Company’s financial instruments and other non-financial assets and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		June 30, 2011		December 31, 2010
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level(1)	$	$	$	$

Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,106,447	1,106,447	1,377,399	1,377,399
Investment in term loans and interest receivable (note 4)		189,286	191,561	117,825	120,837
Loans to joint ventures and joint venture partners		32,971	32,971	32,750	32,750
Loans from joint venture partners		(14,500)	(14,500)	(59)	(59)
Long-term debt		(4,554,994)	(4,311,430)	(4,432,064)	(4,192,646)
Derivative instruments (note 15)
Interest rate swap agreements (2)	Level 2	(489,645)	(489,645)	(557,991)	(557,991)
Interest rate swap agreements (2)	Level 2	72,059	72,059	66,869	66,869
Cross currency swap agreement	Level 2	13,668	13,668	4,233	4,233
Foreign currency contracts	Level 2	23,452	23,452	11,375	11,375
Foinaven embedded derivative	Level 2	(3,722)	(3,722)	(3,500)	(3,500)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)
The fair value of the Company’s interest rate swap agreements at June 30, 2011 includes $25.9 million (December 31, 2010 — $31.0 million) of net accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.

Other than certain items disclosed in Note 7(b) to these consolidated financial statements, there are no other non-financial assets or non-financial liabilities carried at fair value at June 30, 2011.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
b) Financing Receivables
The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			June 30,	December 31,
	Credit Quality		2011	2010
Class of Financing Receivable	Indicator	Grade	$	$

Direct financing leases	Payment activity	Performing	473,693	487,516
Other loan receivables
Investment in term loans and interest receivable	Collateral	Performing	189,286	117,825
Loans to joint ventures — current and long-term	Other internal metrics	Performing	34,153	33,932
Long-term receivable included in other assets	Payment activity	Performing	596	410

			697,728	639,683

12. Restructuring Charges
During the three and six months ended June 30, 2011, the Company incurred $0.5 million and $5.4 million of restructuring costs, respectively. The restructuring costs primarily relate to the sale of an FSO unit, Karratha Spirit, and the termination of the time-charter for the Basker Spirit. The Company committed to terminate the employment of certain seafarers of the two vessels. At June 30, 2011 and December 31, 2010, $nil and $0.1 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.
13. Other Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Volatile organic compound emission plant lease income	769	1,135	1,672	2,565
Miscellaneous (loss) income	189	142	(620)	1,134

Other income	958	1,277	1,052	3,699

14. Accumulated Other Comprehensive Loss
As at June 30, 2011 and December 31, 2010, the Company’s accumulated other comprehensive loss consisted of the following components:

	June 30,	December 31,
	2011	2010
	$	$
Unrealized gain on qualifying cash flow hedging instruments	5,964	2,307
Pension adjustments, net of tax recoveries	(17,359)	(17,551)
Unrealized gain on marketable securities	5,995	7,073

	(5,400)	(8,171)

15. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.
As at June 30, 2011, the Company was committed to the following foreign currency forward contracts:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)

			Fair Value / Carrying Amount
	Contract Amount		of Asset / (Liability)		Expected Maturity
	In Foreign	Average			Remainder of
	Currency	Forward	Hedge	Non-Hedge	2011	2012
	(millions)	Rate (1)	(in millions of U.S. Dollars)
Norwegian Kroner	705.2	6.29	$7.8	$9.4	$59.8	$52.3
Euro	33.0	0.75	—	3.6	24.8	19.3
Canadian Dollar	23.6	1.01	1.0	0.1	8.8	14.5
British Pounds	31.6	0.64	0.5	1.1	25.5	23.5

			$9.3	$14.2	$118.9	$109.6

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Company incurs interest expense on its Norwegian Kroner-denominated bonds. The Company entered into a cross currency swap agreement to economically hedge the foreign exchange risk on the principal and interest. As at June 30, 2011, the Company was committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin of 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million. The fair values of the cross currency swap agreement as at June 30, 2011 and December 31, 2010 were $13.7 million and $4.2 million, respectively. The Company has not designated the cross currency swap as a cash flow hedge for accounting purposes.
Interest Rate Risk
The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swap agreements as cash flow hedges for accounting purposes.
As at June 30, 2011, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
		Principal	of Asset /	Remaining	Interest
	Interest	Amount	(Liability)	Term	Rate
	Rate Index	$	$	(Years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	429,638	(63,073)	25.6	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,391,108	(385,874)	8.8	4.1
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	100,000	(19,891)	20.0	5.5
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	470,673	72,059	25.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	397,560	(20,807)	13.0	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which as of June 30, 2011 ranged from 0.30% to 3.25%.

(2)	Principal amount reduces quarterly.

(3)	Includes an interest rate swap of $100.0 million that commences in September 2011.

(4)	Principal amount reduces monthly to 70.1 million Euros ($101.7 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 274.1 million Euros.
Spot Tanker Market Risk
In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time the Company has entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. There were no FFAs as at June 30, 2011 and December 31, 2010. The Company has not designated FFA contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of loss.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Commodity Price Risk
The Company enters into bunker fuel swap contracts relating to a portion of its bunker fuel expenditures. As at June 30, 2011 and December 31, 2010, the Company had no bunker fuel swap contract commitments. Net gains and losses from bunker fuel swap contracts are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of loss.
Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities
As at June 30, 2011:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	7,988	1,304	—	—	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	12,253	2,143	—	(185)	(50)
Interest rate swaps	16,967	50,561	(26,121)	(124,288)	(334,654)
Cross currency swap agreement	3,073	10,324	271	—	—
Foinaven embedded derivative	—	—	—	(3,722)	—

	40,281	64,332	(25,850)	(128,195)	(334,704)

As at December 31, 2010:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	3,437	1,546	—	(652)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	4,988	3,172	—	(1,050)	(66)
Interest rate swap agreements	16,759	45,524	(31,174)	(135,171)	(387,058)
Cross currency swap agreement	2,031	2,003	199	—	—
Foinaven embedded derivative	—	3,738	—	(7,238)	—

	27,215	55,983	(30,975)	(144,111)	(387,124)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive (loss) income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended June 30, 2011				Three Months Ended June 30, 2010
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of Income (Loss)			(AOCI)	Statement of Income (Loss)
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion

2,596	431	(171)	Vessel operating expenses	(16,002)	(177)	(1,433)	Vessel operating expenses
—	1,713	121	General and administrative expenses	—	(707)	(844)	General and administrative expenses

2,596	2,144	(50)		(16,002)	(884)	(2,277)

Six Months Ended June 30, 2011				Six Months Ended June 30, 2010
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of Income (Loss)			(AOCI)	Statement of Income (Loss)
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion

8,094	583	(351)	Vessel operating expenses	(19,942)	(551)	(3,515)	Vessel operating expenses
—	2,547	216	General and administrative expenses	—	(1,346)	(1,736)	General and administrative expenses

8,094	3,130	(135)		(19,942)	(1,897)	(5,251)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss). The effect of the (loss) gain on derivatives not designated as hedging instruments in the statements of income (loss) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(32,692)	(40,634)	(66,689)	(79,220)
Interest rate swap agreement amendments	—	—	(92,672)	—
Foreign currency forward contracts	3,558	(1,022)	4,883	(1,345)
Forward freight agreements and bunker fuel swap contracts	(7)	(2,207)	42	(4,356)

	(29,141)	(43,863)	(154,436)	(84,921)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(73,331)	(164,032)	68,527	(209,838)
Foreign currency forward contracts	540	(8,836)	7,248	(12,053)
Forward freight agreements and bunker fuel swap contracts	7	(4,118)	—	(973)
Foinaven embedded derivative	(215)	1,624	(222)	713

	(72,999)	(175,362)	75,553	(222,151)

Total realized and unrealized losses on non-designated derivative instruments	(102,140)	(219,225)	(78,883)	(307,072)

Realized and unrealized gains (losses) of the cross currency swap are recognized in earnings and reported in foreign exchange gain (loss) in the consolidated statements of income (loss). For the three months ended June 30, 2011, an unrealized gain of $3.1 million and a realized gain of $0.8 million have been recognized in the consolidated statements of income (loss). For the six months ended June 30, 2011, an unrealized gain of $9.4 million and a realized gain of $1.4 million have been recognized in the consolidated statements of income (loss).
In January and February 2011, the Company paid $92.7 million to the counterparties of five interest rate swap agreements, with notional amounts totaling $665.1 million, in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%. The amount paid was reflected in the Company’s 2011 consolidated financial statements as at March 31, 2011 as a realized loss on non-designated derivative instruments and a reduction in the outstanding liability of the interest rate swaps, which are accounted for at fair value.
As at June 30, 2011, the Company’s accumulated other comprehensive loss included $6.0 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at June 30, 2011, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $5.0 million of net gains on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.
The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction.
16. Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Current	273	(7,662)	(122)	(9,449)
Deferred	(2,295)	12,809	(2,711)	21,903

Income tax (expense) recovery	(2,022)	5,147	(2,833)	12,454

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2011 to June 30, 2011:

Balance of unrecognized tax benefits as at January 1, 2011	$45,302
Increase for positions taken in prior years	1,175
Increase for positions related to the current period	2,386
Decrease related to statute of limitations	(6,213)

Balance of unrecognized tax benefits as at June 30, 2011	$42,650

The majority of the net increase for positions for the six months ended June 30, 2011 relates to potential tax on freight income.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.
17. Loss Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	$	$	$	$

Net loss attributable to stockholders’ of Teekay Corporation	(96,452)	(153,148)	(126,109)	(167,150)

Weighted average number of common stock and common stock equivalents	70,935,484	72,961,471	71,438,446	72,875,508

Loss per common share:
- Basic	(1.36)	(2.10)	(1.77)	(2.29)
- Diluted	(1.36)	(2.10)	(1.77)	(2.29)
The anti-dilutive effect attributable to outstanding stock-based awards is excluded from the calculation of diluted (loss) earnings per common share. For the three and six months ended June 30, 2011, the anti-dilutive effect attributable to outstanding stock-based awards was 5.8 million shares. For the three and six months ended June 30, 2010, the anti-dilutive effect attributable to outstanding stock-based awards was 6.5 million shares.
18. Supplemental Cash Flow Information
In February 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of the Company in exchange for a 33% equity interest in the subsidiary as described in Note 10(d) to these unaudited consolidated financial statements. This contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows for the six months ended June 30, 2010.
19. Accounting Pronouncements Not Yet Adopted
In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including; that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for the Company on January 1, 2012. The Company is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.
20. Subsequent Events
a)
In July 2011, Teekay Offshore issued 0.7 million common units to an institutional investor in a private placement for net proceeds, including its general partner’s 2% proportionate capital contribution, of $20.4 million. The common units were subsequently registered under a registration statement filed and declared effective by the Securities and Exchange Commission. Teekay Offshore currently has 63.5 million common units outstanding.

b)
On August 30, 2011, the first of four LNG carriers servicing the Angola LNG Project was delivered and commenced its 20 year fixed-rate charter. Concurrently, Teekay LNG acquired our 33% ownership interest in this vessel and related charter contract for a total equity purchase price of approximately $19 million (net of assumed debt of $65 million).

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2011
PART I — FINANCIAL INFORMATION

ITEM 2 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 — Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 — Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 — Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2010.
References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of the Marshall Islands. References to the Company mean Teekay together with its wholly owned or controlled subsidiaries.
SIGNIFICANT DEVELOPMENTS IN 2011
Public Offering by Teekay Tankers
During February 2011, our publicly traded subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers) completed a public offering of 9.9 million shares of its Class A Common Stock (including 1.3 million shares issued upon the exercise of the underwriters’ overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Teekay Tankers used the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility. As a result of the transaction, our ownership of Teekay Tankers was reduced to 26.0%. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and will continue to consolidate this subsidiary.
First Priority Ship Mortgage Loan
In February 2011, we made a $70 million loan to a third party ship-owner. The loan bears interest at an interest rate of 9% per annum and has a fixed term of three years, repayable in full on maturity and is collateralized by a first-priority mortgage on one 2011-built Very Large Crude Carrier (or VLCC).
Sale of Remaining Interest in OPCO to Teekay Offshore
In March 2011, we sold our remaining 49% interest in Teekay Offshore Operating L.P. (or OPCO), a subsidiary of our publicly traded subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore), to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to us between December 31, 2010 and the date of acquisition) and 7.6 million newly issued Teekay Offshore common units issued to us in a private placement. In addition, Teekay Offshore issued to its general partner a sufficient general partner interest in order for it to maintain its 2% general partner interest. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%. As a result of the transaction, our ownership of Teekay Offshore was increased to 36.9% (including our 2% general partner interest). We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate this subsidiary.
Public Offering by Teekay LNG
In April 2011, our publicly traded subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG) completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriters’ overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. Teekay LNG expects to use the net offering proceeds to fund the equity purchase price of its acquisition from Teekay of a 33% interest in four newbuilding LNG carriers. These four liquefied natural gas (or LNG) carriers will commence operations under time-charter to the Angola LNG Project (discussed below) upon each vessel’s respective delivery, scheduled between August 2011 and early 2012. Pending delivery of the vessels, all interim and remaining net proceeds from the offering will be used to repay amounts outstanding on one of Teekay LNG’s revolving credit facilities. As a result of the public offering, our ownership of Teekay LNG was reduced to 43.6% (including our 2% general partner interest). We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary.
Recent Offshore Business Developments
We recently entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (or Odebrecht) to jointly pursue floating, production, storage and offloading (or FPSO) projects in Brazil. We are currently working with Odebrecht on potential project opportunities and have signed an agreement with Odebrecht to be a 50% partner in the Tiro Sidon FPSO project. Odebrecht is a well-established Brazil-based company that operates globally in the engineering and construction, petrochemical, bio-energy, energy, oil and gas, real estate and environmental engineering sectors.
In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. Under the terms of the contract with BG, we will provide four Suezmax newbuilding shuttle tankers to be constructed by Samsung Heavy Industries (or Samsung) in South Korea. As at June 30, 2011, payments made towards these commitments totaled $44.6 million and the remaining payments required to be made under these newbuilding contracts were $78.1 million (2012) and $323.3 million (2013). Upon delivery in mid- to late-2013, the vessels will commence operations under 10-year time-charters. The contract with BG also includes certain extension options and vessel purchase options.
In addition, we entered into an agreement with BG Norge Limited (or BG Norge) to provide an FPSO unit for the Knarr oil and gas field located in the North Sea. Under the terms of the contract, we will provide a newly-built FPSO unit to be constructed by Samsung in South Korea for an estimated fully built-up project cost of approximately $1 billion. The FPSO unit, which will have a maximum design production capacity of 63,000 barrels per day, is scheduled to deliver during the second quarter of 2014, at which time it will commence operations under its charter contract with BG Norge for a firm period of either six or ten years plus extension options for a total period of up to 20 years. Under the terms of the agreement, BG Norge has until the end of 2012 to decide on the firm period of the charter contract.

In July 2011, our publicly traded subsidiary Teekay Offshore issued 0.7 million common units to an institutional investor in a private placement for net proceeds of $20.4 million, including its general partner’s $0.4 million proportionate capital contribution. Teekay Offshore used the proceeds from the issuance of common units to partially fund the acquisition of the four BG newbuilding shuttle tankers.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
We have a 33% interest in a joint venture that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd. have 34% and 33% interests in the joint venture, respectively. In accordance with existing agreements, we were required to offer to sell to Teekay LNG our 33% interest in these vessels and related charter contracts at our fully built-up cost, no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between late August 2011 and January 2012. In February 2011, we offered to sell to Teekay LNG our 33% ownership interest in these vessels and related charter contracts. In March 2011, the transaction was approved by the Board of Directors of Teekay LNG’s general partner and by its Conflicts Committee. Please read Item 1 — Financial Statements: Note 10(b) — Commitments and Contingencies — Joint Ventures.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. In addition, you should consider certain factors when evaluating our historical financial performance and assessing our future prospects. These items can be found in Item 5 - “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010.
In accordance with generally accepted accounting principles in the United States (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.
We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read Item 1 — Financial Statements: Note 3 — Segment Reporting.
Shuttle Tanker and FSO Segment
Our shuttle tanker and floating storage and offtake (or FSO) segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations, primarily in the North Sea and Brazil. Our shuttle tankers in this segment service the conventional spot market from time to time.
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

(in thousands of U.S. dollars, except	Three Months Ended			Six Months Ended
calendar-ship-days	June 30,		%	June 30,		%
and percentages)	2011	2010	Change	2011	2010	Change

Revenues	148,647	167,502	(11.3)	299,859	323,450	(7.3)
Voyage expenses	26,351	35,761	(26.3)	45,680	65,064	(29.8)

Net revenues	122,296	131,741	(7.2)	254,179	258,386	(1.6)
Vessel operating expenses	50,558	41,494	21.8	101,392	84,815	19.5
Time-charter hire expense	18,751	23,433	(20.0)	38,378	48,471	(20.8)
Depreciation and amortization	32,125	33,456	(4.0)	62,744	64,014	(2.0)
General and administrative (1)	12,982	14,145	(8.2)	31,288	26,290	19.0
Loss (gain) on sale of vessels and equipment, net of write-downs of vessels and equipment	—	(736)	(100.0)	171	(736)	(123.2)
Restructuring charges	117	349	(66.6)	4,037	674	499.0

Income from vessel operations	7,763	19,600	(60.4)	16,169	34,858	(53.6)

Calendar-Ship-Days
Owned Vessels	3,226	2,669	20.9	6,114	5,550	10.2
Chartered-in Vessels	493	624	(21.0)	1,034	1,300	(20.5)

Total	3,719	3,293	12.9	7,148	6,850	4.4

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in), as measured by calendar-ship-days, increased for the three months and six months ended June 30, 2011, compared to the same periods last year, due to an increase in owned shuttle tankers with the delivery of three newbuilding shuttle tankers, the Amundsen Spirit, the Nansen Spirit (or the 2010 Newbuilding Shuttle Tanker Acquisitions) and the Peary Spirit in July 2010, October 2010 and June 2011, respectively. This increase in shuttle tankers was partially offset by the sale of the FSO unit Karratha Spirit in March 2011. As at June 30, 2011, the shuttle tanker and FSO segment had five shuttle tankers under construction, of which one shuttle was delivered in July 2011. The remaining four vessels are scheduled for delivery in 2013. Please read Item 1 — Financial Statements: Note 10(a) — Commitments and Contingencies — Vessels Under Construction.
Net Revenues. Net revenues decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•
decreases of $10.1 million and $16.1 million for the three and six months ended June 30, 2011, respectively, due to fewer revenue days for our shuttle tankers due to declining oil productions at mature oil fields in the North Sea and a decrease in revenue days from the spot conventional tanker market from decreased demand for conventional crude transportation;

•	decreases of $3.0 million and $3.9 million for the three and six months ended June 30, 2011, respectively, due to the redelivery of one vessel in March 2011 as it completed its time-charter agreement;
•	decreases of $3.8 million and $4.2 million for the three and six months ended June 30, 2011, respectively, due to lower revenues related to the sale of the Karratha Spirit;
•
decreases of $1.4 million and $4.2 million for the three and six months ended June 30, 2011, respectively, due to a lower charter rate on the Navion Saga in accordance with the charter contract that took effect in the second quarter of 2010 and a one-time reimbursement from customers for certain crewing costs during the three months ended March 31, 2010;

•
decreases of $1.4 million and $2.6 million for the three and six months ended June 30, 2011, respectively, due to an increase in the number of offhire days resulting from more scheduled drydockings in the time-chartered fleet;

•
decreases of $1.7 million for the three and six months ended June 30, 2011, respectively, due to voyage expenses incurred in connection with the repositioning voyage for the newbuilding shuttle tanker, the Peary Spirit; and

•
net decreases and increases of $1.6 million and $1.1 million for the three and six months ended June 30, 2011, respectively, due to an increase in revenues from entering into new contracts during 2010 and an increase in rates as provided in certain bareboat and time-charter contracts, partially offset by a decrease in rates from shuttle tankers operating in the conventional tanker market;

partially offset by
•	increases of $10.4 million and $20.9 million for the three and six months ended June 30, 2011, respectively, due to the 2010 Newbuilding Shuttle Tanker Acquisitions; and
•	increases of $3.3 million and $5.2 million for the three and six months ended June 30, 2011, respectively, due to an increase in reimbursable bunker costs as provided for in new contracts during 2010.
Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•	increases of $3.3 million and $6.8 million for the three and six months ended June 30, 2011, respectively, due to the 2010 Newbuilding Shuttle Tanker Acquisitions;
•
increases of $3.7 million and $4.8 million for the three and six months ended June 30, 2011, respectively, in crew and manning costs as compared to the same periods last year resulting primarily from planned increases in wages; and

•
increases of $2.6 million and $5.9 million for the three and six months ended June 30, 2011, respectively, due to an increase in the number of vessels drydocked, and costs related to services and spares. Certain repair and maintenance items are more efficient to complete while a vessel is in drydock. Consequently, repair and maintenance costs will typically increase in periods when there is a higher number of vessels drydocked;

partially offset by
•	a decrease of $0.8 million for the six months ended June 30, 2011 relating to the settlement of a claim from a customer in 2010; and
•
decreases of $0.6 million and $1.4 million, respectively, for the three and six months ended June 30, 2011, relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•
decreases of $3.7 million and $9.0 million for the three and six months ended June 30, 2011, respectively, due to the redelivery of two chartered-in vessels to their owners in February 2010 and November 2010 upon the expiration of their time-charter-in contracts;

•	a decrease of $2.3 million for the six months ended June 30, 2011 due to the acquisition of one previously in-chartered vessel in February 2010; and
•	a decrease of $2.0 million for the three months ended June 30, 2011, due to decreased spot in-chartering of vessels and utilizing owned fleet capacity;
partially offset by
•	increases of $0.3 million and $0.5 million, respectively, for the three and six months ended June 30, 2011, due to increases in rates on certain contracts in the in-chartered fleet; and
•	increases of $0.1 million and $0.6 million, respectively, for the three and six months ended June 30, 2011, due to less offhire in the in-chartered fleet.
Restructuring Charges. Restructuring charges for the six months ended June 30, 2011 primarily relate to the sale of an FSO unit, the Karratha Spirit, and the termination of the time-charter-out contract relating to one of our shuttle tankers, the Basker Spirit.
FPSO Segment
Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduce oil production.
The following table presents our FPSO segment’s operating results:

(in thousands of U.S. dollars,	Three Months Ended			Six Months Ended
except calendar-ship-days	June 30,			June 30,
and percentages)	2011	2010	% Change	2011	2010	% Change

Revenues	102,658	124,223	(17.4)	207,276	256,221	(19.1)
Vessel operating expenses	61,509	50,433	22.0	117,011	98,398	18.9
Depreciation and amortization	23,215	23,754	(2.3)	46,946	47,502	(1.2)
General and administrative (1)	13,494	4,521	198.5	28,217	13,347	111.4

Income from vessel operations	4,440	45,515	(90.2)	15,102	96,974	(84.4)

Calendar-Ship-Days Owned Vessels	728	728	—	1,448	1,448	—

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

Revenues. Revenues decreased for the three and six months ended June 30, 2011 compared to the same periods last year, primarily due to:
•
decreases of $29.2 million and $59.2 million for the three and six months ended June 30, 2011, respectively, for one-time payments received in 2010 under the amended operating contract for our Petrojarl Foinaven FPSO unit related to operations in previous years and recognized in those 2010 periods;

partially offset by
•	increases of $2.8 million and $6.2 million for the three and six months ended June 30, 2011, respectively, due to increased daily rates on the Cidade de Rio das Ostras FPSO unit (the Rio das Ostras);
•
an increase of $3.9 million for the six months ended June 30, 2011, primarily due to a one-time accrual in the three months ended March 31, 2011 relating to an agreed adjustment to revenue for services previously rendered to the charterer of the Rio das Ostras;

•	an increase of $1.8 million for the three and six months ended June 30, 2011, due to increased daily rates on the Petrojarl Varg FPSO unit (the Varg); and
•
increases of $1.5 million and $1.7 million for the three and six months ended June 30, 2011, respectively, due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year.

As part of our acquisition of Teekay Petrojarl ASA (or Teekay Petrojarl), we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. The related contract value liability, which was initially recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis, based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three and six months ended June 30, 2011 was $10.8 million (2010 — $11.2 million) and $21.6 million (2010 — $24.3 million), respectively. The decreases for the three and six months ended June 30, 2011, compared to the same periods in 2010, were due to increases in the amortization periods resulting from operating contract amendments and changes to expected contract durations for two of our FPSO units.

Vessel Operating Expenses. Vessel operating expenses increased during the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•	increases of $1.4 million and $2.8 million for the three and six months ended June 30, 2011, respectively, due to planned crewing and manning wage increases;
•	increases of $1.3 million and $3.4 million for the three and six months ended June 30, 2011, respectively, due to increased repairs on the Rio das Ostras while on yard stay;
•
increases of $2.5 million and $3.0 million for the three and six months ended June 30, 2011, respectively, due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year;

•	an increase of $2.6 million for the three and six months ended June 30, 2011, due to inspections and repairs on the Petrojarl I FPSO unit;
•
an increase of $0.4 million and $1.8 million for the three and six months ended June 30, 2011, respectively, due to higher repairs and maintenance costs associated with the Apollo Spirit, an FSO unit used to service the Petrojarl Banff FPSO unit; and

•	an increase of $0.7 million for the three and six months ended June 30, 2011, relating to crew training costs for the Tiro Sidon FPSO project.
Liquefied Gas Segment
Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of LNG and liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charter contracts. The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,		%	June 30,		%
calendar-ship-days and percentages)	2011	2010	Change	2011	2010	Change

Revenues	68,002	60,797	11.9	132,635	123,331	7.5
Voyage expenses	3,778	122	2,996.7	3,827	95	3,928.4

Net revenues	64,224	60,675	5.8	128,808	123,236	4.5
Vessel operating expenses	13,145	11,356	15.8	24,222	22,726	6.6
Depreciation and amortization	16,196	15,885	2.0	31,052	31,412	(1.1)
General and administrative (1)	4,133	5,558	(25.6)	10,738	10,329	4.0
Restructuring charges	42	195	(78.2)	171	314	(45.5)

Income from vessel operations	30,708	27,681	10.9	62,625	58,455	7.1

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,198	1,274	(6.0)	2,368	2,534	(6.6)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The decrease in the average fleet size of our liquefied gas segment, as measured by calendar-ship-days, was primarily due to the sale of the Dania Spirit LPG carrier in November 2010, partially offset by the delivery of an LPG carrier, the Norgas Unikum, in June 2011. At June 30, 2011, we had one LPG carrier and one multi-gas carriers under construction, which are scheduled for delivery in 2011. In addition, we have a 33% interest in four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and will be accounted for under the equity basis. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 1 — Financial Statements: Note 10(a) — Commitments and Contingencies — Vessels Under Construction and Note 10(b) — Commitments and Contingencies — Joint Ventures.
During the six months ended June 30, 2010, the LNG carrier Arctic Spirit was offhire for a total of 181 days, of which approximately 22 days related to scheduled drydockings, with the remainder being due to the lack of a charter contract. The Arctic Spirit commenced a short-term fixed-rate contract during the second quarter of 2011, including two one year options to extend at the charterer’s option.
Net Revenues. Net revenues increased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•
increases of $2.3 million and $5.4 million for the three and six months ended June 30, 2011, respectively, due to the increased time-charter rates earned by the Polar Spirit and the Arctic Spirit being offhire during the six months ended June 30, 2010, as discussed above; and

•
an increase of $2.4 million for the three and six months ended June 30, 2011, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same periods last year;

partially offset by
•	decreases of $1.1 million and $2.3 million for the three and six months ended June 30, 2011, respectively, due to the sale of the Dania Spirit LPG carrier.
Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•
increases of $1.7 million and $1.9 million for the three and six months ended June 30, 2011, respectively, due to timing of services and maintenance and an increase in manning levels for certain of our LNG carriers;

•	increases of $0.6 million and $0.8 million for the three and six months ended June 30, 2011, respectively, due to repairs and maintenance on the Tangguh Hiri during the second quarter of 2011; and
•	an increase of $0.3 million for the three and six months ended June 30, 2011, due to an insurance claim adjustment in the second quarter of 2011 relating to the Madrid Spirit;
partially offset by
•	decreases of $0.8 million and $1.6 million for the three and six months ended June 30, 2011, respectively, due to the sale of the Dania Spirit.
Conventional Tanker Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).
a) Fixed-Rate Tanker Sub-Segment
Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, we have a 50% interest in a VLCC under construction that is scheduled for delivery in 2013, which will be accounted for under the equity basis. Upon delivery, this vessel will commence operation under a time-charter for a term of five years. Please read Item 1 — Financial Statements: Note 10(b) — Commitments and Contingencies — Joint Ventures.
The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,		%	June 30,		%
calendar-ship-days and percentages)	2011	2010	Change	2011	2010	Change

Revenues	90,523	95,139	(4.9)	178,510	189,171	(5.6)
Voyage expenses	835	1,381	(39.5)	1,996	2,077	(3.9)

Net revenues	89,688	93,758	(4.3)	176,514	187,094	(5.7)
Vessel operating expenses	29,344	31,000	(5.3)	55,187	56,997	(3.2)
Time-charter hire expense	9,214	14,064	(34.5)	16,609	29,203	(43.1)
Depreciation and amortization	19,428	19,367	0.3	41,337	39,184	5.5
General and administrative (1)	10,383	8,872	17.0	26,009	17,851	45.7
(Gain) loss on sale of vessels and equipment, net of write-downs of vessels and equipment	(133)	401	(133.2)	—	1,166	(100.0)
Restructuring charges	(19)	5	(474.4)	1,060	111	855.0

Income from vessel operations	21,471	20,049	7.1	36,312	42,582	(14.7)

Calendar-Ship-Days
Owned Vessels	2,913	2,990	(2.6)	5,852	5,856	(0.1)
Chartered-in Vessels	497	688	(27.8)	902	1,399	(35.6)

Total	3,410	3,678	(7.3)	6,754	7,255	(6.9)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•	the transfer of two Aframax tankers, on a net basis, to the spot tanker sub-segment in 2010 and early 2011 upon commencement of charters, which have an original term of less than one year;
•	the sale of one product tanker in August 2010;
•	the transfer of one in-chartered VLCC to the spot tanker sub-segment in February 2011; and
•	an overall decrease in the number of in-chartered vessels days due to vessel redeliveries;
partially offset by
•	the transfer of one Suezmax tanker from the spot tanker sub-segment in April 2010.
The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.
The Aframax transfers, discussed above, consist of the transfer of five owned vessels from the spot tanker sub-segment, and the transfer of three owned vessels and four in-chartered vessels to the spot tanker sub-segment. These transactions resulted in a decrease to the fixed tanker sub-segment’s net revenues, time-charter hire expense, vessel operating expenses, and depreciation and amortization.
Net Revenues. Net revenues decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•	decreases of $9.6 million and $20.0 million for the three and six months ended June 30, 2011, respectively, from the Net Fleet Reductions;
partially offset by
•	increases of $4.4 million and $7.9 million for the three and six months ended June 30, 2011, respectively, resulting from interest income from our investment in term loans, as discussed below; and
•
increases of $0.6 million and $1.0 million for the three and six months ended June 30, 2011, respectively, due to adjustments to the daily charter rates based on inflation and increases from rising interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income (loss)).

We earned interest income of $4.4 million and $7.9 million, respectively, for the three and six months ended June 30, 2011 from our investment in three term loans which totaled $186 million as at June 30, 2011 and which are collateralized by first priority mortgages on three VLCCs.
Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•	decreases of $2.5 million and $5.0 million for the three and six months ended June 30, 2011, respectively, from the Net Fleet Reductions;
partially offset by
•	an increase of $2.2 million for the six months ended June 30, 2011 relating to higher crewing costs and timing of repairs and maintenance costs.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to the transfer of an in-chartered VLCC to the spot tanker sub-segment and a decrease in the number of in-chartered vessel days as vessels were redelivered to their owners upon expiration of in-charter contracts.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•	increases of $0.5 million and $0.9 million for the three and six months ended June 30, 2011, respectively, due to the Net Fleet Reductions; and
•
increases of $0.3 million and $0.8 million for the three and six months ended June 30, 2011, respectively, due to an increase in capitalized drydocking expenditures incurred during the second half of 2011.

b) Spot Tanker Sub-Segment
Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure:

(in thousands of U.S. dollars, except	Three Months Ended			Six Months Ended
calendar-ship-days	June 30,			June 30,
and percentages)	2011	2010	% Change	2011	2010	% Change
Revenues	75,092	104,568	(28.2)	154,666	232,931	(33.6)
Voyage expenses	20,925	29,103	(28.1)	45,512	71,681	(36.5)

Net revenues	54,167	75,465	(28.2)	109,154	161,250	(32.3)
Vessel operating expenses	20,161	16,509	22.1	38,482	42,391	(9.2)
Time-charter hire expense	25,449	37,891	(32.8)	61,458	76,965	(20.1)
Depreciation and amortization	14,272	18,772	(24.0)	28,195	37,352	(24.5)
General and administrative (1)	10,281	17,160	(40.1)	25,239	30,530	(17.3)
Loss on sale of vessels and equipment, net of write-downs of vessels and equipment	5,945	357	1,565.3	9,234	352	2,523.3
Restructuring charges	318	3,646	(91.3)	151	6,879	(97.8)

Loss from vessel operations	(22,259)	(18,870)	18.0	(53,605)	(33,219)	61.4

Calendar-Ship-Days
Owned Vessels	2,001	2,113	(5.3)	3,922	4,400	(10.9)
Chartered-in Vessels	1,436	1,422	1.0	3,081	2,859	7.8

Total	3,437	3,535	(2.8)	7,003	7,259	(3.5)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•	the sale of two Aframax tankers in April 2010 and August 2010; and
•	the transfer of one Suezmax tanker to the fixed-rate tanker sub-segment in April 2010;
partially offset by
•	the transfer of one in-chartered VLCC from the fixed-rate tanker sub-segment in February 2011; and
•	the transfer of two Aframax tankers, on a net basis, from the fixed-rate tanker sub-segment in 2010 and early 2011.
The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.
Tanker Market and TCE Rates
Crude tanker freight rates weakened during the second quarter and into the third quarter of 2011 due to a combination of tanker supply growth, geopolitical factors, and seasonal factors. The tanker market continues to be negatively affected by an oversupply of vessels relative to demand, which is dragging down tanker rates. In addition, the loss of Libyan crude oil production due to political unrest had a negative impact on Aframax rates in the Mediterranean while North Sea production was impacted by a series of unplanned oilfield shutdowns. Tanker rates were further affected by seasonal refinery maintenance programs and the onset of summer oilfield maintenance in the North Sea.
The world tanker fleet grew by a net 13.8 million deadweight tonnes (mdwt), or 3.1%, in the first half of 2011 compared to a net increase of 10.6 mdwt, or 2.5%, in the same period last year. A combination of weak spot tanker freight rates and relatively high demolition prices have led to 7.3 mdwt of tanker removals through the first half of 2011, which has helped dampen tanker fleet growth. With increasing customer discrimination toward older double hull tankers on the rise, we expect this level of scrapping to persist through the second half of the year. In addition, new tanker ordering has remained virtually non-existent, with only 3.5 mdwt ordered since the start of the year. If this level of ordering continues for the rest of the year, it will be the lowest annual level of new tanker orders since 1985.

The International Energy Agency (IEA) is forecasting global oil demand of 89.5 million barrels per day (mb/d) in 2011, an increase of 1.2 mb/d from 2010 levels. The IEA also recently released its outlook for 2012 in which it calls for global oil demand growth of 1.5 mb/d, which is primarily driven by expected continued demand growth in China.
The following table outlines the TCE rates earned by the vessels in our spot tanker sub-segment for the three and six months ended June 30, 2011 and 2010, and excludes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates.

	Three Months Ended
	June 30, 2011			June 30, 2010
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	20,526	1,182	17,363	37,066	1,218	30,439
Aframax Tankers	26,688	1,710	15,608	32,300	1,787	18,075
Large/Medium Product Tankers/VLCC	7,287	494	14,758	7,233	511	14,154

Other (2)	(334)			(1,134)

Totals	54,167	3,386	15,997	75,465	3,516	21,464

	Six Months Ended
	June 30, 2011			June 30, 2010
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	43,083	2,397	17,972	74,881	2,455	30,505
Aframax Tankers	51,072	3,537	14,440	74,492	3,981	18,712
Large/Medium Product Tankers/VLCC	14,839	993	14,947	14,355	1,006	14,265

Other (2)	160			(2,478)

Totals	109,154	6,927	15,758	161,250	7,442	21,668

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than one year.

(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and the cost of fuel while offhire.
Average spot tanker TCE rates decreased for the three and six months ended June 30, 2011, compared to the same periods last year. The TCE rates generally reflect continued weak global oil demand caused by the global economic slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability through a volatile spot tanker market.
Net Revenues. Net revenues decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to decreases of $18.5 million and $40.9 million, respectively, from decreases in our average spot tanker TCE rates due to the relative weakening of the spot tanker market. The remainder of the decrease was due to the Net Spot Fleet Reductions.
Vessel Operating Expenses. Vessel operating expenses increased for the three months ended June 30, 2011, and decreased for the six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•
an increase in operating expenses of $4.4 million relating to higher crew and manning costs for the three months ended June 30, 2011, compared to the same period in 2010, resulting primarily from planned increases in wages;

partially offset by
•	decreases of $1.8 million and $4.0 million for the three and six months ended June 30, 2011, respectively, from the Net Spot Fleet Reductions.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to a decrease in the in-charter contract hire rates and redeliveries of previously chartered-in vessels upon expiration of their in-charter contracts.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2011, compared to the same periods last year, primarily due to:
•
decreases of $2.2 million $4.4 million for the three and six months ended June 30, 2011, respectively, from a decrease of amortization of certain intangible contracts which were fully amortized in 2010;

•	decreases of $2.1 million and $4.1 million for the three and six months ended June 30, 2011, respectively, resulting from the Net Spot Fleet Reductions; and
•
net decreases of $0.5 million and $1.0 million for the three and six months ended June 30, 2011, respectively, resulting from a decrease in amortization of capitalized vessels and equipment costs, partially offset by an increase in amortization of capitalized drydocking expenditures.

Loss on Sale of Vessels and Equipment, Net of Write-downs of Vessels and Equipment. Loss on sale of vessels and equipment for the three and six months ended June 30, 2011, relates primarily to a write-down of a 1993-built Aframax tanker to its estimated fair value, as the vessel carrying value exceeded the estimated fair value, by $5.0 million and $8.3 million for the three and six months ended June 30, 2011, respectively.
Restructuring Charges. Restructuring charges for the three and six months ended June 30, 2011 primarily relate to costs incurred for certain vessel crew changes.
Other Operating Results
The following table compares our other operating results for the three and six months ended June 30, 2011 and 2010:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
percentages)	2011	2010	% Change	2011	2010	% Change

General and administrative	(51,273)	(50,256)	2.0	(121,491)	(98,347)	23.5
Interest expense	(33,516)	(33,926)	(1.2)	(66,310)	(66,078)	0.4
Interest income	2,457	2,209	11.2	4,922	6,483	(24.1)
Realized and unrealized losses on non-designated derivative instruments	(102,140)	(219,225)	(53.4)	(78,883)	(307,072)	(74.3)
Equity (loss) income from joint ventures	(6,053)	(21,827)	(72.3)	341	(24,493)	(101.4)
Foreign exchange (loss) gain	(7,157)	27,488	(126.0)	(27,497)	56,514	(148.7)
Loss on notes repurchase	—	(537)	(100.0)	—	(12,645)	(100.0)
Other income	958	1,277	(25.0)	1,052	3,699	(71.6)
Income tax (expense) recovery	(2,022)	5,147	(139.3)	(2,833)	12,454	(122.7)
General and Administrative. General and administrative expenses increased to $51.3 million and $121.5 million, respectively, for the three and six months ended June 30, 2011, from $50.3 million and $98.3 million, respectively, for the same periods last year, primarily due to:
•
an increase of $15.1 million in salaries and benefits for the six months ended June 30, 2011, due primarily to a one-time pension expense related to the retirement of our former President and Chief Executive Officer on March 31, 2011, and an increase in the number of shore-based employees;

•
an increase of $9.6 million in equity-based compensation for management for the six months ended June 30, 2011, primarily due to the accelerated timing of accounting recognition of certain stock awards as a result of certain management employees meeting retirement eligibility criteria; and

•
an increase of $0.8 million from higher personnel expenses for the three and six months ended June 30, 2011 associated with corporate education and training, employee relocation and hiring costs and from timing of other corporate expenses, which included increased business development activity compared to the same periods in 2010.

Interest Income. Interest income increased by $0.3 million and decreased by $1.6 million for the three months and six months ended June 30, 2011, respectively, compared to the same periods last year, primarily due to lower interest income earned on our cash account balances and a scheduled capital lease repayment on one of our LNG carriers which was funded from restricted cash deposits that earn interest.

Realized and unrealized losses on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized (losses) gains relate to the amounts we actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments. For the three and six months ended June 30, 2011 and 2010, such realized and unrealized (losses) gains on non-designated derivative instruments were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands of U.S. Dollars)	2011	2010	2011	2010

Realized (losses) gains relating to:
Interest rate swap agreements	(32,692)	(40,634)	(66,689)	(79,220)
Interest rate swap agreement amendments	—	—	(92,672)	—
Foreign currency forward contracts	3,558	(1,022)	4,883	(1,345)
Forward freight agreements and bunker fuel swap contracts	(7)	(2,207)	42	(4,356)

	(29,141)	(43,863)	(154,436)	(84,921)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(73,331)	(164,032)	68,527	(209,838)
Foreign currency forward contracts	540	(8,836)	7,248	(12,053)
Forward freight agreements, bunker fuel swap contracts and other	(208)	(2,494)	(222)	(260)

	(72,999)	(175,362)	75,553	(222,151)

Total realized and unrealized losses on non-designated derivative instruments	(102,140)	(219,225)	(78,883)	(307,072)
The change in fair value of financial instruments resulted in a loss of $102.1 million and $78.9 million for the three and six months ended June 30, 2011, respectively, compared to a loss of $219.2 million and $307.1 million for the same periods last year. The unrealized losses on interest rate swaps for the three months ended June 30, 2011 were primarily due to decreases in forward interest rates.
All of our interest rate swap agreements and our swaption agreement were marked to market with all changes in the fair value of these instruments recorded in “Realized and unrealized (loss) gain on non-designated derivative instruments” in the Consolidated Statement of Loss. Please read — Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.
Foreign Exchange (Loss) Gain. The changes in foreign exchange (loss) for the three and six months ended June 30, 2011, compared to the same periods last year were primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Currently, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Equity Income (Loss) from Joint Ventures. Our equity (loss) income from joint ventures was a loss of $6.0 million and an income of $0.3 million, respectively, for the three and six months ended June 30, 2011, compared to a loss of $21.8 million and $24.5 million, respectively, for the same periods last year. The income or loss was primarily comprised of our share of the earnings (loss) from the Angola LNG Project, and from the Exmar and RasGas 3 Joint Ventures. For the three and six months ended June 30, 2011, $12.4 million and $8.2 million, respectively, of the equity income relates to our share of unrealized losses on interest rate swaps, compared to unrealized losses on interest rate swaps of $24.6 million and $30.7 million, respectively, included in equity income (loss) for the same periods last year.
Income Tax (Expense) Recovery. The increases to income tax expense for the three and six months ended June 30, 2011, compared to the same periods last year were primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at June 30, 2011, our total cash and cash equivalents totaled $497.5 million, compared to $779.7 million as at December 31, 2010. As at June 30, 2011, our total liquidity, including cash and undrawn credit facilities was $1.9 billion, compared to $2.4 billion as at December 31, 2010.
Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
As at June 30, 2011, we had $542.0 million of scheduled debt repayments coming due within the next 12 months, of which we are currently in the process of completing a refinancing of $219.9 million of such debt. There is no assurance we will finalize negotiations to refinance this debt. In addition, as at June 30, 2011 we had $271.9 million of capital lease obligations coming due within the next 12 months. We may be required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at the lessor’s discretion. We have assumed the lessor will not exercise their option to have us repurchase the vessels until the end of the respective lease terms. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. Please read Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations: Contractual Obligations and Contingencies. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations, and such financing may not be available at favorable terms. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash such as cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. As of June 30, 2011, pre-arranged debt facilities were in place or are expected to be obtained for substantially all of our then remaining capital commitments relating to our portion of newbuildings then on order. Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.
As at June 30, 2011, our revolving credit facilities provided for borrowings of up to $3.2 billion, of which $1.4 billion was undrawn. The amount available under these revolving credit facilities reduces by $135.1 million (remainder of 2011), $353.2 million (2012), $760.2 million (2013), $791.8 million (2014), $226.4 million (2015) and $930.4 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 64 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.
Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 29 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes, amounting to $16.2 million at June 30, 2011, were repaid on July 15, 2011.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash and as at June 30, 2011, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt and as at June 30, 2011, this amount was $251.5 million. We were in compliance with all of our loan covenants at June 30, 2011.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.
Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

	Six Months ended June 30,
(in thousands of U.S. Dollars)	2011	2010
Net operating cash flows	7,199	220,314
Net financing cash flows	129,141	59,562
Net investing cash flows	(418,539)	(60,919)
Operating Cash Flows
Our net cash flow from operating activities fluctuates primarily as a result of changes in tanker utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market historically has contributed significantly to fluctuations in operating cash flows as a result of highly cyclical spot tanker rates.
Net cash flow from operating activities decreased to a net cash inflow of $7.2 million for the six months ended June 30, 2011, from a net cash inflow $220.3 million for the six months ended June 30, 2010. The net cash flow from operating activities in the six months ended June 30, 2011 decreased due to increases in working capital related to our vessel operations, restructuring charges in our shuttle tanker and FSO segment and a decrease from our spot tanker sub-segment due to a reduction in the size of our spot tanker sub-segment fleet and a reduction in the average TCE rate earned by these vessels during the six months ended June 30, 2011 compared to the same period last year. The restructuring charges were related to the sale of an FSO unit, the Karratha Spirit, and the termination of the time-charter-out contract for a shuttle tanker, the Basker Spirit. The net cash flow from operating activities in the six months ended June 30, 2011 also includes payments totaling $92.7 million to the counterparties of five interest rate swap agreements in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%. In the six month period ended June 30, 2010, our net cash flow from operating activities included $59.2 million in a one-time payment we received related to the Petrojarl Foinaven FPSO contract amendment.

The results of our four reportable segments are explained in further detail in “ — Results of Operations”.
Financing Cash Flows
In October 2010, we announced that management intended to commence repurchasing shares under our $200 million share repurchase program. Shares will be repurchased in the open market at times and prices considered appropriate by us. The timing of any purchases and the exact number of shares to be purchased will be dependent on market conditions. During the six months ended June 30, 2011, we repurchased 2.5 million shares of our common stock for $83.7 million, at an average cost of $33.50 per share, pursuant to the share repurchase program. The total remaining share repurchase authorization at June 30, 2011, was $76.2 million. Please read Item 1 — Financial Statements: Note 9 — Capital Stock.
During the six months ended June 30, 2011, our net proceeds from long-term debt net of debt issuance costs were $547.3 million and our repayments and prepayments of long-term debt were $465.2 million.
In February 2011, Teekay Tankers completed a public offering of 9.9 million shares of its Class A Common Stock (including 1.3 million shares issued upon the exercise of the underwriters’ overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Please read Item 1 — Financial Statements: Note 6 — Financing Transactions.
In April 2011, Teekay LNG completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriters’ overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. Please read Item 1 — Financial Statements: Note 6 — Financing Transactions.
Dividends paid during the six months ended June 30, 2011, were $46.5 million, or $0.6325 per share. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. We have paid a quarterly dividend since 1995.
Distributions from subsidiaries to non-controlling interests during the six months ended June 30, 2011, were $101.3 million.
Investing Cash Flows
During the six months ended June 30, 2011, we:
•
incurred capital expenditures for vessels and equipment of $358.6 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the installment payments and conversion costs of our FPSO units under construction/conversion;

•
invested in a term loan for $70.0 million that bears interest at an interest rate of 9% per annum and has a fixed term of three years, repayable in full on maturity and is collateralized by a first priority mortgage on a 2011-built VLCC; and

•	received net proceeds of $5.1 million from the sale of a 1988-built FSO unit.
CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at June 30, 2011:

		Remainder of
In millions of U.S. Dollars	Total	2011	2012 and 2013	2014 and 2015	Beyond 2015

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,157.5	163.3	834.0	1,161.7	1,998.5
Chartered-in vessels (operating leases)	324.7	89.5	177.6	39.0	18.6
Commitments under capital leases (2)	204.5	48.4	128.0	28.1	—
Commitments under capital leases (3)	1,013.1	12.0	48.0	48.0	905.1
Commitments under operating leases (4)	445.4	12.5	50.2	50.2	332.5
Newbuilding installments/conversions (5) (6)	1,791.3	575.3	902.9	313.1	—
Asset retirement obligation	24.6	—	—	—	24.6

Total U.S. Dollar-denominated obligations	7,961.1	901.0	2,140.7	1,640.1	3,279.3

Euro-Denominated Obligations: (7)
Long-term debt (8)	397.6	7.2	231.4	17.7	141.3
Commitments under capital leases (2) (9)	94.0	94.0	—	—	—

Total Euro-denominated obligations	491.6	101.2	231.4	17.7	141.3

Total	8,452.7	1,002.2	2,372.1	1,657.8	3,420.6

(1)
Excludes expected interest payments of $81.7 million (remainder of 2011), $172.9 million (2012 and 2013), $132.6 million (2014 and 2015) and $243.6 million (beyond 2015). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 3.25% at June 30, 2011 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers at the lessor’s discretion. We have assumed the counter-party will not exercise their option to have us repurchase the vessels until the end of the respective lease terms. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations.

(3)
Existing restricted cash deposits of $476.4 million, together with the interest earned on the deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)
We have corresponding leases whereby we are the lessor and expect to receive approximately $404.7 million for these leases from 2011 to 2029. As at June 30, 2011, we had received $105.7 million of lease receipts.

(5)
Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for two FPSO units, one LPG carrier, one multi-gas carrier and five shuttle tankers as of June 30, 2011. Please read Item 1 — Financial Statements: Note 10(a) — Commitments and Contingencies — Vessels Under Construction.

(6)
We have a 33% interest in a joint venture that has entered into agreements for the construction of four LNG carriers and a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at June 30, 2011, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $622.0 million of which our share is $218.6 million which is included in the table above. Please read Item 1 — Financial Statements: Note 10(b) — Commitments and Contingencies — Joint Ventures.

(7)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as at June 30, 2011.

(8)
Excludes expected interest payments of $3.8 million (remainder of 2011), $8.6 million (2012 and 2013), $5.9 million (2014 and 2015) and $14.5 million (beyond 2015). Expected interest payments are based on EURIBOR at June 30, 2011, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2011. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(9)
Existing restricted cash deposits of $91.7 million, together with the interest earned on these deposits, are expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and Item 5 — “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	our ability to competitively pursue new FPSO projects;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates;
•	the expected return on our investment in first priority ship mortgage loans;
•	the sufficiency of working capital for short-term liquidity requirements;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	potential newbuilding order cancellations;
•	the expected timing and costs of upgrades to any vessels;
•	our ability to pay dividends on our common stock;
•	the future valuation of goodwill;
•	our compliance with covenants under our credit facilities;
•	the outcome of our negotiations to refinance $219.9 million of debt;
•	our hedging activities relating to foreign currency exchange and interest rate risks;
•	our expectation regarding uncertain tax positions;
•	the adequacy of restricted cash deposits to fund capital lease obligations;
•	the effectiveness of our risk management policies and procedures and the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations;
•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital; and
•	the growth of global oil demand.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG and LPG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in volumes of oil produced under the Foinaven contract and the related price of oil; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to fund our existing newbuilding commitments or to purchase additional vessels; our exposure to foreign currency exchange, interest rate and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2011
PART I — FINANCIAL INFORMATION

ITEM 3 —	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read Item 1 — Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.
As at June 30, 2011, we had the following foreign currency forward contracts:

	Expected Maturity Date
	Remainder of
	2011	2012	Total	Total
	Contract	Contract	Contract	Fair value
	Amount (1)	Amount (1)	Amount (1)	Asset (1)
Norwegian Kroner:	$59.8	$52.3	$112.1	$17.2
Average contractual exchange rate (2)	6.20	6.38	6.29
Euro:	$24.8	$19.3	$44.1	$3.6
Average contractual exchange rate (2)	0.75	0.75	0.75
Canadian Dollar:	$8.8	$14.5	$23.3	$1.1
Average contractual exchange rate (2)	1.03	1.00	1.01
British Pounds:	$25.5	$23.5	$49.0	$1.6
Average contractual exchange rate (2)	0.65	0.64	0.64

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at June 30, 2011, we had Euro-denominated term loans of 274.1 million Euros ($397.6 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 55.3 million Norwegian Kroner ($10.3 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2011, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair
	Expected Maturity Date							Value
	Balance							Asset /
	of 2011	2012	2013	2014	2015	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	124.8	265.3	480.0	868.1	205.0	1,343.0	3,286.2	(2,939.7)	1.2%
Variable Rate (Euro) (3) (4)	7.2	223.6	7.9	8.5	9.2	141.2	397.6	(371.2)	1.9%

Fixed-Rate Debt ($U.S.)	38.4	44.4	44.3	44.3	44.3	655.5	871.2	(1,000.5)	7.0%
Average Interest Rate	6.8%	5.2%	5.2%	5.2%	5.2%	7.5%	7.0%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	42.1	45.1	66.1	27.4	—	—	180.7	(180.7)	7.4%
Average Interest Rate (8)	4.8%	6.8%	9.3%	8.1%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9) (10)	72.6	276.3	181.0	96.4	68.5	2,796.3	3,491.1	(405.8)	4.1%
Average Fixed Pay Rate (2)	3.4%	3.0%	2.7%	4.6%	4.6%	6.3%	4.1%
Contract Amount (Euro) (4) (9)	8.4	222.4	7.9	8.5	9.2	141.2	397.6	(20.8)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.7%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which as of June 30, 2011, ranged from 0.3% to 3.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2011.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 64.8 million Euros ($94.0 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.1%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at June 30, 2011, the amount on deposit was 63.2 million Euros ($91.7 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see “Item 18 — Financial Statements: Note 10 — Capital Lease Obligations and Restricted Cash” of our Annual Report on Form 20-F for the year ended December 31, 2010), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2011 totaled $476.4 million, and the lease obligations, which as at June 30, 2011 totaled $471.1 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2011, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $429.6 million and $470.7 million, ($63.1) million and $72.1 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes an interest rate swap of $100.0 million that commences in September 2011.
Commodity Price Risk
From time to time we use bunker fuel swap contracts as economic hedges to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at June 30, 2011, we had no bunker fuel swap commitments.
Spot Tanker Market Rate Risk
We use forward freight agreements (or FFAs) as economic hedges to protect against changes in spot tanker market rates earned by some of our vessels in our spot tanker segment. FFAs involve contracts to move a theoretical volume of freight at fixed-rates. As at June 30, 2011, 2011, we have no FFAs.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2011
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, which could materially affect our business, financial condition or results of operations.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Removed and Reserved
Item 5 — Other Information
The Company’s 2011 Annual Meeting of Shareholders was held on June 10, 2011. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

		Votes Against or	Shares which	Broker
Terms Expiring in 2014	Votes For	Withheld	Abstained	Non-Votes
Thomas Kuo-Yuen Hsu	53,262,007	7,346,963	N/A	N/A
Axel Karlshoej	53,395,867	7,213,103	N/A	N/A
Bjorn Moller	53,398,564	7,210,406	N/A	N/A
Peter Evensen	60,357,731	251,239	N/A	N/A
The terms of Directors Dr. Ian D. Blackburne, C. Sean Day, Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold continued after the meeting.
Item 6 — Exhibits
Exhibit 1.3 — Amended and Restated Bylaws of Teekay Corporation
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 31, 2011	By:	/s/ Vincent Lok Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)